Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated January 18, 2008

Relating to Preliminary Prospectus dated January 14, 2008

Registration No. 333-147282

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the final prospectus relating to the offering, when available, may be obtained from J.P. Morgan Securities Inc.’s prospectus department at 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245 or by phone at (718) 242-8002, or from UBS Investment Bank, Attention: Prospectus Department, 299 Park Avenue, New York, NY 10171, or 888-827-7275. References below to “we,” “us,” “our” and “Seattle Genetics” refer to Seattle Genetics, Inc. and its subsidiary unless the context otherwise requires.

The following information supplements and updates the information contained in the Preliminary Prospectus.

Common stock we are offering:	10,000,000 shares (excluding the underwriters’ option to purchase 1,500,000 additional shares to cover over-allotments).

Purchases by Affiliates:	Entities affiliated with one of our directors and principal stockholders, Felix Baker, have indicated an interest in purchasing up to 2,600,000 shares of our common stock in this offering at the public offering price. Because indications of interest are not binding agreements or commitments to purchase, the Baker entities may purchase fewer or no shares in this offering.

Public offering price to the public:	$9.00 per share

Proceeds:	Approximately $84.8 million, or $97.5 million if the underwriters’ over-allotment option is exercised in full, after deducting the underwriting discounts and commissions and estimated expenses payable by us.

Trade date:	January 18, 2008

Closing date:	January 24, 2008

Summary Consolidated Financial Data:

The as adjusted balance sheet information on page S-11 of the Preliminary Prospectus relating to the period ending September 30, 2007, has been updated to reflect the following:

	As of September 30, 2007
	Actual	As adjusted
	(unaudited, in thousands)
Balance sheet data:
Cash, cash equivalents and short and long-term investments	$124,228	$208,978
Working capital	77,417	162,167
Total assets	141,345	226,095
Stockholders’ equity	64,669	149,419

Capitalization:

The following table sets forth our consolidated cash, cash equivalents and short and long-term investments, and capitalization as of September 30, 2007:

•	on an actual basis; and

•

on an as adjusted basis after giving effect to our sale of 10,000,000 shares of common stock in this offering at the offering price of $9.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

You should read this table along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and related notes and the other financial information included and incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of September 30, 2007
	Actual	As adjusted
	(unaudited) (in thousands, except share and per share data)
Cash, cash equivalents and short and long-term investments	$124,228	$208,978

Long-term debt	$—	$—

Stockholders’ equity:
Preferred stock, par value $0.001 per share; 5,000,000 shares authorized; no shares issued and outstanding, actual and as adjusted	—	—
Common stock, par value $0.001 per share; 100,000,000 shares authorized; 67,206,418 shares issued and outstanding, actual; 77,206,418 shares issued and outstanding, as adjusted	67	77
Additional paid-in-capital	278,131	362,871
Accumulated other comprehensive gain	51	51
Accumulated deficit	(213,580)	(213,580)

Total stockholders’ equity	64,669	149,419

Total capitalization	$64,669	$149,419

The outstanding shares of our common stock outstanding excludes as of September 30, 2007:

•	7,611,130 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $6.92 per share;

•	1,177,115 shares of common stock reserved for issuance under our 2000 Directors’ Stock Option Plan and our 1998 Stock Option Plan;

•	588,275 shares of common stock reserved for issuance under our 2000 employee stock purchase plan; and

•	1,925,000 shares of our common stock subject to warrants outstanding at an exercise price of $6.25 per share.

Dilution:

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our common stock immediately after completion of this offering. After giving effect to the sale of 10,000,000 shares of our common stock in this offering at the public offering price of $9.00 per share and after deducting the underwriting discounts and commissions and our estimated offering expenses, our adjusted net tangible book value as of September 30, 2007 would have been approximately $149.4 million, or $1.94 per share. The difference represents an immediate increase in net tangible book value of $0.98 per share to existing stockholders and an immediate and substantial dilution in net tangible book value of $7.06 per share to purchasers of common stock in this offering, as illustrated in the following table:

Public offering price per share		$9.00
Net tangible book value per share as of September 30, 2007	$0.96
Increase per share attributable to new investors	0.98
As adjusted net tangible book value per share after the offering		1.94

Dilution per share to new investors		$7.06

If the underwriters exercise the over-allotment option granted by us in full, the as adjusted net tangible book value as of September 30, 2007, will increase to approximately $2.06 per share, representing an increase to existing stockholders of approximately $1.10 per share, and there will be an immediate dilution of approximately $6.94 per share to new investors.

The information in the foregoing table does not take into account further dilution to new investors that could occur upon exercise of outstanding options having a per share exercise price less than the per share offering price to the public in this offering. As of September 30, 2007, there were 67,206,418 shares of common stock outstanding, which does not include:

•	7,611,130 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $6.92 per share;

•	1,177,115 shares of common stock reserved for issuance under our 2000 Directors’ Stock Option Plan and our 1998 Stock Option Plan;

•	588,275 shares of common stock reserved for issuance under our 2000 employee stock purchase plan; and

•	1,925,000 shares of our common stock subject to warrants outstanding at an exercise price of $6.25 per share.